Exhibit 99.1

Telesat Reports Results for Third Quarter and First Nine Months of 2011

OTTAWA, CANADA, November 4, 2011 - Telesat Holdings Inc. (Telesat) today announced its financial results for the three and nine month periods ended September 30, 2011. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the three month period ended September 30, 2011, Telesat reported consolidated revenue of $200 million, a decrease of approximately 4% ($9 million) compared to the same period in 2010.  When adjusted for foreign exchange rate changes over the period revenue decreased by less than 1% ($1 million) compared to the same period in 2010. Adjusted EBITDA1 for the third quarter of 2011 was $154 million, a decrease of 3% ($5 million) compared to the third quarter of 2010 and an increase of 1% ($2 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 for the third quarter was 77% compared to 76% in the 2010 period.

Telesat’s net loss for the quarter was $141 million compared to net income of $146 million for the quarter ended September 30, 2010. The change is mainly due to fluctuations in foreign exchange rates. Telesat’s debt is primarily denominated in U.S. dollars and, at the end of the third quarter of 2011, the Canadian dollar weakened against the U.S. dollar, creating a non-cash foreign exchange loss of $249 million as compared to a non-cash gain on foreign exchange of $106 million at the end of Q3 2010 when the Canadian dollar had strengthened against the U.S. dollar. This was partly offset by a non-cash gain of $74 million on the fair value of financial instruments this quarter, as compared to a non-cash gain of $14 million during the same period last year and a $6 million reduction in interest expense also due to movements in foreign exchange.

For the nine month period ended September 30, 2011, consolidated revenue was $604 million, a decrease of approximately 2% ($10 million) compared to the same period in 2010. When adjusted for foreign exchange rate changes, revenue increased by 1% ($6 million) compared to the same period in 2010. Adjusted EBITDA was $466 million, an increase of 1% ($4 million) over the same period in 2010 and an increase of 4% ($16 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin was 77% and net loss was $5 million for the first nine months of 2011, compared to an Adjusted EBITDA margin of 75% and net income of $163 million in the prior period.

“The third quarter was another solid one for Telesat and I’m pleased with the growth in our Adjusted EBITDA and the expansion of our Adjusted EBITDA margin in the first nine months of the year,” commented Dan Goldberg, Telesat’s President and CEO. “The ViaSat-1 satellite, of which Telesat owns the Canadian payload, was successfully launched last month. Our long term agreement with Xplornet to use ViaSat-1 will result in incremental revenue and EBITDA once the satellite enters commercial service, which we expect will take place toward the end of this year. Looking ahead, we are focused on achieving our full year 2011 objectives and on launching our Nimiq 6 and Anik G1 satellites next year.”

Business Highlights

•	At September 30, 2011:

o	Telesat had contracted backlog for future services of approximately $5.6 billion.

o	Fleet utilization was 91% for Telesat’s North American fleet and 80% for Telesat’s international fleet.

•
The ViaSat-1 satellite was successfully launched in October 2011 and is expected to enter into commercial service in late 2011. Telesat owns the nine Canadian beams on ViaSat-1 and has entered into a fifteen year service agreement with Xplornet Communications Inc., which will use the satellite to expand the quality and availability of high speed broadband services to rural Canada.

•
Following the launch of the Telstar 14R/Estrela do Sul 2 satellite in May 2011, the satellite’s north solar array failed to fully deploy. This anomaly diminished the amount of power available for the satellite’s transponders and reduced the life expectancy of the satellite. However, the satellite is expected to continue to support all of the existing customer services formerly supported by Telstar 14, the satellite it replaced, as well as provide additional capacity for expansion, for a period in excess of 12 years.  Telesat filed an insurance claim for approximately U.S. $125 million relating to the anomaly.  The claim is currently under review by the insurers. There can be no assurance as to the amount of any insurance proceeds, or that any insurance proceeds will be received in a timely manner or at all.

•
In 2010, Telesat initiated a process to explore an initial public offering or other strategic alternatives.  As announced earlier this year, the process resulted in several acquisition offers; however, none of these offers was accepted. The company also assessed additional strategic alternatives, including potential recapitalization transactions for the primary purpose of paying a dividend or otherwise returning capital to shareholders. The company has concluded not to pursue a significant dividend recapitalization at this time although the company may from time to time continue to evaluate strategic alternatives and explore other refinancing or recapitalization opportunities.

Telesat’s quarterly report on Form 6-K for the nine months ended September 30, 2011 has been filed with the U.S. Securities and Exchange Commission and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call on Friday, November 4, 2011 at 10:30 a.m. ET to discuss its financial results for the three and nine month periods ended September 30, 2011 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:
The toll-free dial-in number for the teleconference is +1 (800) 769-8320.  Callers outside of North America should dial +1 (416) 641-2140. The access code is 4086380. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:
A replay of the teleconference will be available one hour after the end of the call on November 4, 2011 until 11:59 p.m. ET on November 17, 2011. To access the replay, please call +1 (800) 408-3053.  Callers outside of North America should dial +1 (905) 694-9451. The access code is 2105458 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release.  For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor
This news release contains statements that are not based on historical fact and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the possibility of Telesat entering into recapitalization transactions, refinancing transactions or other strategic alternatives, about the expected commercial life of Telstar 14R/Estrela do Sul 2 and the amount of customer services that it may support, and about any potential insurance recovery for that satellite. When used in this news release, the words “anticipate”, “will”, “believes”, “expect”, “objectives”, “future” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the United States Securities and Exchange Commission (SEC) on March 3, 2011, as well as Telesat Canada’s quarterly reports on Form 6-K and other filings with the SEC. These filings can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 12 satellites plus the Canadian Ka-band payload on ViaSat-1 and two more satellites under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

Telesat Holdings Inc.
Condensed Consolidated Statements of Income (Loss)
For the period ended September 30
	Three months		Nine months
(in thousands of Canadian dollars) (unaudited)	2011	2010	2011	2010
Revenue	200,422	209,554	603,622	614,120
Operating expenses	(46,677)	(51,612)	(139,147)	(154,979)
	153,745	157,942	464,475	459,141
Depreciation	(49,968)	(50,137)	(148,151)	(150,353)
Amortization	(10,255)	(11,500)	(30,757)	(33,970)
Other operating (losses) gains	(98)	975	(844)	948
Operating income	93,424	97,280	284,723	275,766

Interest expense	(57,441)	(63,330)	(169,986)	(194,512)
Interest and other income	255	1,443	1,419	2,871
Gain on changes in fair value of financial instruments	74,121	14,229	59,546	26,079
(Loss) gain on foreign exchange	(249,073)	106,154	(157,322)	71,638
(Loss) income before tax	(138,714)	155,776	18,380	181,842
Tax expense	(2,519)	(10,077)	(22,923)	(19,307)
Net (loss) income	(141,233)	145,699	(4,543)	162,535

Telesat Holdings Inc.
Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	September 30, 2011	December 31, 2010
Assets
Cash and cash equivalents	198,002	220,295
Trade and other receivables	48,588	44,109
Other current financial assets	8,299	6,944
Prepaid expenses and other current assets	25,367	21,493
Total current assets	280,256	292,841
Satellites, property and other equipment	2,147,564	1,971,905
Other long-term financial assets	79,228	78,631
Other long-term assets	6,766	12,027
Intangible assets	928,627	945,648
Goodwill	2,446,603	2,446,603
Total assets	5,889,044	5,747,655

Liabilities
Trade and other payables	69,397	49,974
Other current financial liabilities	77,189	61,358
Other current liabilities	74,283	62,645
Current indebtedness	87,245	96,848
Total current liabilities	308,114	270,825
Long-term indebtedness	2,868,842	2,771,802
Deferred tax liabilities	435,145	413,575
Other long-term financial liabilities	278,918	308,353
Other long-term liabilities	382,442	361,861
Senior preferred shares	141,435	141,435
Total liabilities	4,414,896	4,267,851

Shareholders' Equity
Share capital	1,298,178	1,298,178
Accumulated earnings	163,652	168,195
Reserves	12,318	13,431
Total shareholders' equity	1,474,148	1,479,804
Total liabilities and shareholders' equity	5,889,044	5,747,655

Telesat Holdings Inc.
Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30

(in thousands of Canadian dollars) (unaudited)	2011	2010
Cash flows from operating activities
Net (loss) income	(4,543)	162,535
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Amortization and depreciation	178,908	184,323
Deferred tax expense	21,365	17,885
Unrealized foreign exchange loss (gain)	150,989	(77,054)
Unrealized gain on derivatives	(49,653)	(24,204)
Dividends on senior preferred shares	7,397	9,430
Share-based compensation	1,990	3,500
Loss (gain) on disposal of assets	844	(948)
Other	(21,908)	(18,966)
Customer prepayment on future satellite services	43,906	22,034
Insurance proceeds	10,666	-
Operating assets and liabilities	21,091	11,442
Net cash generated by operating activities	361,052	289,977
Cash flows used in investing activities
Satellite programs	(287,086)	(174,143)
Purchase of other property and equipment	(14,364)	(3,780)
Purchase of intangible assets	(12,618)	-
Proceeds from sale of assets	108	8,325
Net cash used in investing activities	(313,960)	(169,598)
Cash flows used in financing activities
Repayment of indebtedness	(63,896)	(25,058)
Dividends paid on preferred shares	-	(20)
Satellite performance incentive payments	(4,866)	(4,443)
Net cash used in financing activities	(68,762)	(29,521)

Effect of changes in exchange rates on cash and cash equivalents	(623)	209
(Decrease) increase in cash and cash equivalents	(22,293)	91,067
Cash and cash equivalents, beginning of period	220,295	154,189
Cash and cash equivalents, end of period	198,002	245,256

Supplemental disclosure of cash flow information
Interest received	1,535	1,832
Interest paid	149,842	179,759
Income taxes paid	2,098	2,824

The following table reconciles Telesat’s net (loss) income to Telesat’s Adjusted EBITDA1 and presents Telesat’s Adjusted EBITDA margin1:

	Three months		Nine months
(in thousands of Canadian dollars) (unaudited)	2011	2010	2011	2010
Net (loss) income	(141,233)	145,699	(4,543)	162,535
Tax expense	2,519	10,077	22,923	19,307
(Gain) on changes in fair value of financial instruments	(74,121)	(14,229)	(59,546)	(26,079)
Loss (gain) on foreign exchange	249,073	(106,154)	157,322	(71,638)
Interest and other income	(255)	(1,443)	(1,419)	(2,871)
Interest expense	57,441	63,330	169,986	194,512
Depreciation	49,968	50,137	148,151	150,353
Amortization	10,255	11,500	30,757	33,970
Other operating losses (gains)	98	(975)	844	(948)
Non-cash expense related to share-based compensation	664	1,168	1,990	3,500
Adjusted EBITDA	154,409	159,110	466,465	462,641

Revenue	200,422	209,554	603,622	614,120

Adjusted EBITDA Margin	77.0%	75.9%	77.3%	75.3%

End Notes

1           The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including making adjustments to operating expenses for share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating loss/income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.